Christian Plaza (703) 456-8006 cplaza@cooley.com	VIA EDGAR

April 12, 2024

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Gary Newberry

Ms. Vanessa Robertson

Ms. Tamika Sheppard

Mr. Jason Drory

Re:	MapLight Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted March 8, 2024

CIK No. 0001770069

Ladies and Gentlemen:

On behalf of our client, MapLight Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 4, 2024 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR an amendment to the Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on March 8, 2024.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary, page 1

1.

Safety and efficacy are conclusions that are within the sole authority of the FDA and are assessed throughout the entire development process. Given that none of your candidates have received FDA approval, it is not appropriate to state, imply or predict that they are effective or safe. Please revise statements throughout your registration statement suggesting that features of your product candidate could “lead to an attractive safety and tolerability profile,” “produced an attractive safety and tolerability profile” and “[t]hese results suggest that the muscarinic class may represent a potentially more effective, safer and better tolerated alternative for patients.”

April 12, 2024

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 96, 97, 102 and 105 of the Amended DRS.

2.

With regard to your second product candidate, ML-004, please disclose whether head-to-head studies have been conducted with zolmitriptan to reach your finding that ML-004 has “a similar safety profile to the on-label use of zolmitriptan.” If head-to-head studies have not been conducted, please remove the suggestions of such.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 97, 119 and 123 of the Amended DRS.

3.

We note your disclosure here that “[t]he selective targeting of muscarinic receptors to treat schizophrenia has also been validated in several recent randomized controlled clinical trials conducted by third parties.” Please revise to clarify what you mean by “validated” and provide the basis for that claim.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 96, 101 and 104 of the Amended DRS.

Our Pipeline, page 3

4.

We note the inclusion of preclinical programs ML-009 and ML-021 in your pipeline table. Given the limited disclosure related to these programs, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table on pages 3 and 97.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment, has revised the disclosure on page 125 of the Amended DRS to provide a more fulsome discussion of ML-009, including a description of development activities conducted, and will revise its disclosure in a future amendment to the Draft Registration Statement to provide a more fulsome discussion of ML-021.

Use of Proceeds, page 72

5.

Although we note your statements that you intend to have broad discretion over the use of the net proceeds from the offering, please revise your use of proceeds disclosure to provide more granularity regarding the first bullet point. Please revise your disclosure to indicate the amount of offering proceeds you intend to allocate to each clinical trial for your different material product candidates and indications.

April 12, 2024

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and confirms that it will revise its use of proceeds disclosure in a future amendment to the Draft Registration Statement to provide more granularity with respect to the first bullet and the allocation of offering proceeds among its different material product candidates and indications.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stellaromics Agreement, page 82

6.	Please file the Assignment and Assumption Agreement with Stellaromics, Inc. as an exhibit or provide an analysis explaining why it should not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 6:

The Company acknowledges the Staff’s comment and respectfully submits that it is not required to file the Assignment and Assumption Agreement with Stellaromics, Inc. (the “Stellaromics Agreement”) for the following reasons. Item 601 of Regulation S-K under the Securities Act of 1933, as amended, provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreement made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement deemed to have been made in the ordinary course of business need not be filed unless it falls within one or more exceptions, “in which case it shall be filed except where immaterial in amount or significance.”

The Company believes that its entry into the Stellaromics Agreement was in the ordinary course of business, as intellectual property-related assignments as provided for in the Stellaromics Agreement are a standard part of conducting business for biopharmaceutical companies. The Company has determined that the Stellaromics Agreement is not a material agreement because (i) there are no remaining performance or payment obligations under the Stellaromics Agreement and (ii) the Company is not substantially dependent on the Stellaromics Agreement. The Stellaromics Agreement does not, for instance, provide the Company with intellectual property which the Company relies upon to conduct its business. In contrast, pursuant to the Stellaromics Agreement, the Company provided intellectual property to Stellaromics in exchange for a one-time equity issuance to the Company. The Company has described in the Draft Registration Statement the Stellaromics Agreement to provide context to investors for its ownership of Stellaromics common stock and the associated gain on equity method investment that appears in the Company’s consolidated statement of operations for the year ended December 31, 2023.

Therefore, the Company does not believe the Stellaromics Agreement is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Research and Development Expenses, page 87

7.

We note that you do not allocate internal costs to specific development programs or product candidates. However, please expand your disclosure of research and development expenses to provide a breakout of external expenses by product candidate and by indication. To the extent that you do not track these expenses by product candidate, please so state. In addition, please disclose the amount of grant funds received that were recorded as a reduction to research and development expense.

April 12, 2024

Response to Comment 7:

The Company respectfully advises the Staff that it does not track external expenses by product candidate, and has modified the disclosure on page 83 of the Amended DRS accordingly. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Amended DRS to disclose the amount of grant funds received that were recorded as a reduction to research and development expense.

Our Approach and Platform, page 100

8.

We note your disclosure here that you believe your strategy “can increase the probability of success for clinical development across a range of CNS diseases.” Please balance this statement, consistent with your risk factor disclosure on page 12, by highlighting that your “approach to the discovery and development of product candidates is unproven.”

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amended DRS.

Potential Advantages of Our Lead Product Candidate, ML-007/PAC, page 105

9.

We note your disclosure that you “have identified and selected an FDA-approved PAC with attractive physical and chemical properties.” Please revise to identify the PAC. In addition, please update your disclosure in your Government Regulation section to disclose how the regulatory framework for your fixed-dose combination product candidate may differ from your other drug products in development or otherwise advise. Also, revise your risk factor disclosure to include a discussion of any material risks arising from your development of a fixed-dose combination product candidate.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 105 and 131 of the Amended DRS.

ML-007 Improved Memory in a Mouse Model of Alzheimer’s Disease, page 114

10.

With regard to ML-007, please disclose whether head-to-head studies have been conducted with xanomeline to reach your conclusion that “ML-007 demonstrated superior potency to xanomeline.” If head-to-head studies have not been conducted, please remove the suggestions of such. In addition, please revise to include additional narrative disclosure explaining the specific in vivo studies depicted in Figure 13 or otherwise advise.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on pages 112, 113 and 114 of the Amended DRS.

Certain Relationships and Related Party Transactions

Stellaromics Agreement, page 166

11.

Please revise to disclose the manner in which Dr. Kroeger and Mr. Pavlov are affiliated with Stellaromics, including their ownership interest in Stellaromics and the approximate dollar amount of their interests in the transactions that you disclose here. Please refer to Item 404(a)(2) and Item 404(a)(4) of Regulation S-K.

April 12, 2024

Response to Comment 11:

The Company respectfully advises the Staff that the Company believes it has disclosed the pertinent information about Dr. Kroeger’s and Mr. Pavlov’s affiliation with Stellaromics as required by Item 404 of Regulation S-K. Specifically, the Company has disclosed that Dr. Kroeger and Mr. Pavlov are each members of the board of directors of Stellaromics on pages 85, 169 and F-28 of the Amended DRS. Dr. Kroeger has less than a 5% ownership interest in Stellaromics, and Mr. Pavlov does not have any ownership interest in Stellaromics. The ownership interests of both Dr. Kroeger and Mr. Pavlov are below the ten percent equity interest threshold described in Instruction 6 to Item 404 of Regulation S-K. In addition, since the Company granted Stellaromics an exclusive worldwide license in the transaction in exchange for an equity interest in Stellaromics, neither Dr. Kroeger nor Mr. Pavlov had a financial interest in the transaction and there is no relevant dollar amount of their interests relative to the transaction. For these reasons, the Company respectfully advises the Staff that it does not believe any additional disclosure is needed or helpful to investors with respect to the Stellaromics transaction in the section titled “Certain Relationships and Related Party Transactions”.

Principal Stockholders, page 171

12.	Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by the entities affiliated with NFLS Beta Limited.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Amended DRS.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 184

13.

Please remove the disclaimer on page 184 and 186 indicating that the discussion of material tax considerations are provided “for informational purposes only.” These statements imply that investors are not entitled to rely on the disclosure in your registration statement.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on pages 186 and 188 of the Amended DRS.

Notes to Consolidated Financial Statements

13. Commitments and Contingencies

Contractual Obligations, page F-26

14.	Please disclose the aggregate amount of potential milestone payments under the agreement with NeuroSolis, Inc.

Response to Comment 14:

The Company respectfully advises the Staff that there are no additional potential cash milestone payments under the agreement with NeuroSolis, Inc. (the “NeuroSolis Agreement”). The Company has satisfied all cash obligations under the NeuroSolis Agreement, with upfront and development milestone payments of $150,000 in the aggregate made to date, as disclosed on pages 82 and 127 of the Amended DRS. The

April 12, 2024

Company’s only potential future obligation is to issue NeuroSolis, Inc. up to an aggregate of 1,043,014 shares of the Company’s common stock, which represents less than 1% of the Company’s outstanding capital stock. Accordingly, the Company does not believe any additional disclosure is required in footnote 13 of the Notes to Consolidated Financial Statements.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 15:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

16.

Please ensure the writing is legible in the visual depictions throughout your draft registration statement. For example only, certain text in Figure 4 on page 109 and Figure 6 on page 111 is not legible.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the graphics on pages 106, 107, 108, 109, 111, 112, 114 and 115 of the Amended DRS.

* * * *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (703) 456-8006 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Christian Plaza

Christian Plaza

cc:	Christopher A. Kroeger, MapLight Therapeutics, Inc.

Kristopher L. Hanson, MapLight Therapeutics, Inc.

Mark Ballantyne, Cooley LLP

Madison A. Jones, Cooley LLP

Katherine Denby, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP